Forum Funds
Three Canal Plaza
Portland, Maine 04101

March 30, 2012

VIA EDGAR

Richard Pfordte
Branch Chief, Office of Disclosure
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Forum Funds
Carne Large Cap Value Fund
(File Nos. 811-03023 and 002-67052)

Dear Mr. Pfordte:

On March 8, 2012, Forum Funds (the “Registrant” or the “Trust”) filed a preliminary proxy statement (“Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of shareholder approval of a new investment advisory agreement between Registrant and Carne Capital, LLC with respect to the Carne Large Cap Value Fund (the “Fund”) (Accession Number 0000315774-12-000064).

Set forth below is a summary of the comments you provided via telephone on Tuesday, March 20, 2012 regarding the Proxy Statement and the Registrant’s responses to the comments.  Defined terms used below have the same meanings as in the Proxy Statement included in the filing referenced above. The changes to the Proxy Statement as described below have been included in a definitive proxy statement filed on March 30, 2012, pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended.

1.	COMMENT. Please consider revising the Proxy Statement to include Question and Answer sections.

RESPONSE.  The Registrant notes that the Proxy Statement is very short and contains several headings in a question format. In addition, Registrant has added the following Question and Answer section “What is the advisory fee payable under the New Agreement?” to the Question and Answer sections “What is the recommendation of the Board?,” “What is the required vote?” and “What happens if shareholders do not approve the Proposal?” that were included in the preliminary Proxy Statement.

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2.	COMMENT. Please enhance the disclosure in the Proxy Statement to more prominently disclose that Investor Class shareholder expenses will increase as a result of the new expense limitation agreement.

RESPONSE.  The Registrant has revised the disclosure consistent with the Staff’s comments.

3.	COMMENT. Please disclose, if applicable, the Board’s determination that the Proposal is in the best interests of the Fund and its shareholders.

RESPONSE.  Registrant notes that the requested disclosure is provided in the section “What is the recommendation of the Board?”

4.
COMMENT.  Please remove the disclosure “[u]nder the New Agreement, Carne agrees that, in asserting any rights or claims thereunder, it shall look only to the assets and property of the Fund in settlement of such rights or claims, and not to the Trustees of the Trust or the shareholders of the Fund” or otherwise state that the same applied under the Original Agreement.

RESPONSE.  The Registrant has removed the disclosure consistent with the Staff’s comments.

5.	COMMENT. Please enhance the disclosure in the Proxy Statement with respect to Waterville’s inability “to provide responsible management to the Fund as reasonably expected from an investment adviser.”

RESPONSE.  Registrant has determined that no further disclosure as requested by the Staff is necessary. The Board determined in the exercise of its reasonable business judgment to terminate the Original Agreement. The Fund’s records support the Board’s determination based on a totality of circumstances. Given, among other things, the pending litigation between Mr. Delaney and Mr. Bonner, Registrant believes additional disclosure would subject the Fund to unnecessary risk and would not be considered a material factor in a shareholder’s decision to approve the New Agreement.

6.
COMMENT.  With respect to Section 15(f) of the Investment Company Act of 1940, as amended, please confirm in your response that the investment advisory agreement between the Trust and Waterville Capital, LLC was not “assigned” to Carne Capital, LLC.

RESPONSE.  The Registrant confirms that the Original Agreement was terminated in accordance with its terms and the subsequent approval of the New

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Agreement by the Board was not an assignment of the Original Agreement subject to Section 15(f) of the 1940 Act.

7.	COMMENT. Please describe Carne Capital, LLC’s experience as an investment adviser.

RESPONSE.  The Registrant has revised the Proxy Statement disclosure “Carne is newly registered with the SEC as an investment adviser” to include “[a]s of December 26, 2011, Carne had no assets under management. Carne does not manage any other mutual funds.”

8.
COMMENT.  Please enhance the disclosure regarding the new expense limitation agreement to include a disclosure stating the actual advisory fee is 0.95% for both the Institutional Class and Investor Class shares.

RESPONSE.  The Registrant has revised the disclosure consistent with the Staff’s comments.

9.	COMMENT. Please add disclosure similar to “and the fees” to the end of the third sentence in the first paragraph of the section entitled “The Interim Agreement.”

RESPONSE.  The Registrant has revised the disclosure consistent with the Staff’s comments.

10.	COMMENT. Please add disclosure stating that the shareholders will not receive any benefit from the expense limitation agreement at current expense levels.

RESPONSE.  The Registrant has revised the disclosure consistent with the Staff’s comments.

11.
COMMENT. Please confirm in your response that Waterville Capital, LLC may not recoup  any waived advisory fees following the termination of the Original Agreement for fees waived during the effective period of Original Agreement.

RESPONSE.  The Registrant confirms that Waterville Capital, LLC may not recoup any advisory fees waived during the effective period of the Original Agreement after the termination of the Original Agreement.

12.
COMMENT. Please disclose in the Proxy Statement that there is no material difference in the services provided to the Fund under the New Agreement in comparison to the services provided under the Original Agreement and there will be no material difference in the obligations of Carne to the Fund under the New Agreement in comparison to the Original Agreement.

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RESPONSE.  Registrant notes that the material differences between the New Agreement and the Original Agreement with respect to the obligations of Carne are contained in the bullet points under the section entitled “The New Agreement” The Registrant has otherwise revised the disclosure consistent with the Staff’s comments.

13.	COMMENT. Please add disclosure in the Proxy Statement that Carne is reimbursing the Fund for legal fees invoiced by the Trust’s counsel in connection with the Proxy Statement.

RESPONSE.  The Registrant has revised the disclosure consistent with the Staff’s comments.

14.	COMMENT. Please confirm the standard of gross negligence in the Original Agreement was changed to negligence in the New Agreement.

RESPONSE.  The Registrant confirms that the standard of gross negligence in the Original Agreement was changed to negligence in the New Agreement.

15.	COMMENT. Please delete the “Waivers and Reimbursements” line item in the fee table of the Institutional Class.

RESPONSE.  The Registrant has revised the fee table consistent with the Staff’s comment.

16.	COMMENT. Please add the word “Less” to the beginning of the “Waivers and Reimbursements” line item in the fee table of the Investor Class.

RESPONSE.  The Registrant has revised the fee table consistent with the Staff’s comment.

17.	COMMENT. Please explain in your response the cause of the 0.12% difference between the “Other Expenses” of the Institutional Shares class and the Investor Shares class of the Fund.

RESPONSE.  The difference in “Other Expenses” of the Fund’s Investor Shares class is due principally to Waterville Capital, LLC’s recoupment of waived fees of the Investor Shares class during the period the Original Agreement was in effect. The “Other Expenses” as disclosed in the Proxy Statement are based on actual expenses of the Fund from the period during which Waterville Capital, LLC was the investment adviser to the Fund.

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18.
COMMENT. Please delete the portion of the sentence in footnote 3 of the fee table that states “… and shall renew automatically for one-year terms unless Carne provides written notice of termination at least 90 days prior to the end of the then current term or upon termination of the New Agreement or the Interim Agreement.  There can be no assurance that Carne will continue this expense limitation agreement beyond October 31, 2013.”

RESPONSE.  The Registrant has revised the disclosure consistent with the Staff’s comments.

19.
COMMENT. Please delete the portion of the last sentence in the first paragraph following the “Expense Example” tables that states, “…in the case of the pro forma information, for the one-year period based on the expense limitation agreement in place through October 31, 2013.”

RESPONSE.  The Registrant has revised the disclosure consistent with the Staff’s comments.

20.
COMMENT. Please delete the portion of the last sentence of the section “Considerations of the Board of Trustees” subsection “Expense Limitation Agreement” that states “…the amount of that class’ 12b-1 fee or…”

RESPONSE.  The Registrant has revised the disclosure consistent with the Staff’s comments.

21.
COMMENT. Please confirm in your response that no filings need to be made with the Securities and Exchange Commission under Section 33 of the 1940 Act with respect to the “Legal Proceedings” disclosed in the Proxy Statement.

RESPONSE.  The Registrant confirms that no filings related to the “Legal Proceedings” are required to be made under Section 33 of the 1940 Act.

22.	COMMENT. Please disclose any material risk to the Fund from an adverse judgment against Mr. Bonner resulting from the “Legal Proceedings.”

RESPONSE.  Registrant has determined that no further disclosure as requested by the Staff is necessary. As disclosed in the Proxy Statement, the Court of Common Pleas of Delaware County noted that Mr. Delaney’s position does not establish that harm cannot be adequately compensated by damages. Neither the Trust nor the Fund is a party to this litigation and Mr. Bonner has assured the Trust that a monetary damages award in favor of Mr. Delaney does not by itself pose a material risk to the operations of the adviser. In addition, there is no

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specific requirement to make such a disclosure in the Proxy Statement and Registrant believes the disclosure is consistent with the requirements of Form N-1A.

*           *           *           *           *

In connection with responding to the Staff’s comments, Registrant acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and
•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.

Kind regards,

/s/ David Faherty

David Faherty

cc: Francine Rosenberger
K&L Gates LLP